EXHIBIT 12
Weyerhaeuser Company and Subsidiaries
Computation of Ratios of Earnings to Fixed Charges and
Computation of Ratios of Earnings to Combined Fixed Charges and Preference Dividends
For the years-to-date ended September 30, 2017, and 2016
(Dollar amounts in millions)

	YEAR-TO-DATE ENDED
	SEPTEMBER 2017	SEPTEMBER 2016
Available earnings:
Earnings from continuing operations before interest expense, amortization of debt expense and income taxes	$638	$745
Add: interest portion of rental expense	13	13
Add: distributed income of equity affiliates	1	39
Add: undistributed (income) losses of equity affiliates and income attributable to noncontrolling interests in subsidiaries	—	(20)
Available earnings	$652	$777
Fixed charges:
Interest expense and other financial charges	$303	$333
Interest portion of rental expense	13	13
Total fixed charges	316	346
Dividends on preference shares (pretax)	—	26
Total fixed charges and preference dividends	$316	$372
Ratio of earnings to fixed charges	2.06	2.25
Ratio of earnings to combined fixed charges and preference dividends	2.06	2.09